919 Third Avenue New York, NY 10022 Tel 212 909 6000 Fax 212 909 6836 www.debevoise.com

February 12, 2014

Max A. Webb

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tribune Publishing Company

Registration Statement on Form 10-12B

Filed December 9, 2013

File No. 001-36230

Dear Mr. Webb:

This letter sets forth the responses of Tribune Publishing Company (the “Registrant”) to the comments contained in your letter, dated January 3, 2014, relating to the Registration Statement on Form 10 (File No. 001-36230), filed on December 9, 2013 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 1, as well as four copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on December 9, 2013.

New York  —  Washington, D.C.  —  London  —  Paris  —   Frankfurt  —  Moscow  —  Hong Kong  —  Shanghai

Max A. Webb	February 12, 2014

General

1.	We note that you intend to file the exhibits, including the Separation and Distribution Agreement and other agreements with Tribune Company, in a subsequent amendment to the registration statement. Please allow sufficient time for our review as we may have comments upon review of the exhibits.

The Registrant acknowledges the Staff’s comment that all exhibits are subject to the Staff’s review, and the Registrant will file any remaining required exhibits with subsequent amendments. The Registrant acknowledges the Staff’s comment that it will need adequate time to review these materials.

2.	Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Registrant currently does not expect to include any additional pages with pictures or graphics in the Registration Statement. To the extent this expectation changes, the Registrant acknowledges the Staff’s comment that it may have further comments after reviewing these materials.

Exhibit 99.1

3.	We note that the information statement contains a number of blanks and references to information that will be provided by amendment. Please fill in these blanks and include missing information in your next amendment or tell us when you intend to do so. We may have further comments after reviewing this disclosure.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that information not provided in the Registration Statement will be provided in a subsequent amendment. The Registrant acknowledges the Staff’s comment that it may have further comments after reviewing the revised disclosure.

Max A. Webb	February 12, 2014

Information Statement Summary, page 1

4.	Please disclose in the summary the amount of the cash dividend to be paid to Tribune by Tribune Publishing and the amount of the indebtedness to be incurred in connection with the distribution, the real estate transfer to Tribune, and the allocation of ownership in CareerBuilder and Classified Ventures and discuss the effects these transactions may have on the financial resources and operating flexibility of Tribune Publishing as a stand-alone company.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 5 and will provide additional information in a subsequent amendment.

Competitive Strengths, page 2

5.	Please balance the paragraph captioned “Diverse revenue sources” by disclosing that advertising revenue comprises approximately 61% of total revenues and that this source of revenues has experienced recent declines.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 2.

6.	To the extent loss of synergies and other consequences of operating as a stand-alone company would affect your efforts to rationalize the cost structure of the newspaper publishing business, please balance the paragraph captioned “Efficient cost structure . . .” accordingly.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 3.

Strategies, page 3

7.	Please balance the third paragraph on page 4 by disclosing that your ability to pursue certain acquisitions or strategic transactions may be restricted in order to preserve the tax-free status of the distribution. We note in this regard your disclosure in the last risk factor on page 22 and the last paragraph on page 39.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 4.

8.	Please remove “strong” from the caption of the fifth paragraph on page 4 or tell us why you believe it fits. Revise the caption of the third paragraph on page 82 in this manner as well.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 4 and 83.

Max A. Webb	February 12, 2014

Risk Factors, page 12

9.	Refer to the fourth sentence of the introductory paragraph. All known material risks should be described in the risk factors. Risks that are unknown or immaterial should not be referenced here. Please revise accordingly.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 12.

10.	Please add a risk factor describing the risk that negative employee perceptions of the spin-off and restructuring may result in a decline in the quality of your reporting.

The Registrant acknowledges the Staff’s comment, and respectfully advises the Staff that the Registrant does not believe that adding a risk factor of this nature is appropriate. The Registrant and its employees, particularly its journalists, strive to generate content of the highest quality and integrity. The Registrant believes that each of its daily publications is a trusted source of local and national news and information, and an influential and prominent local voice. Neither the Registrant nor its journalists take such responsibility lightly. The Registrant respectfully advises the Staff that it does not believe that this is a factor that affects the issuer or the securities being registered.

If the distribution does not qualify as a tax-free distribution, page 22

11.	So that investors may have a sense of the degree of risk described and the role the IRS private letter ruling may have in assessing the risk, please indicate when you submitted the request and whether you have received the ruling yet or, if not, when you anticipate receiving the ruling.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 22. The Registrant also respectfully advises the Staff that receipt of the ruling is a condition to the distribution.

Certain provisions of our amended and restated certificate of incorporation, page 26

12.	Please revise the first paragraph to state what the “certain” provisions are.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 26.

The Distribution, page 29

Background of the Spin-Off, page 29

13.	Please briefly expand your discussion of the strategic options other than the distribution considered by the Board.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 30.

Max A. Webb	February 12, 2014

Reasons for the Distribution, page 30

14.	Please clarify that you have discussed all of the material reasons for engaging in the distribution.

In response to the Staff’s comment, the Registrant has confirmed to us that all of the material reasons for engaging in the distribution have been disclosed.

15.	The factors supporting or not supporting the distribution should be explained in enough detail for investors to understand. Please revise the bulleted list accordingly. Additionally, please briefly explain the nature of the “potential distraction” to your business and the nature of the synergies that may be lost as a result of the distribution.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 31.

16.	Please also disclose whether the obligation of Tribune Publishing to incur indebtedness to fund the cash dividend to Tribune Company was considered as a positive or negative factor.

The Registrant acknowledges the Staff’s comment, and respectfully advises the Staff that the Board of Directors of Tribune Company did not consider the incurrence of indebtedness to fund a cash dividend to Tribune Company as either a positive or negative factor in making its determination to effect the distribution. However, as Tribune Company currently has a level of debt which is supported in part by the operations of Tribune Publishing, the Board of Directors and management of Tribune Company determined that the incurrence of debt at Tribune Publishing and payment of a cash dividend to Tribune Company with the proceeds thereof was prudent as a way to set the post-distribution capitalization structure of both companies in a way the Board of Directors of Tribune Company felt was in the best interests of both businesses and Tribune Company shareholders.

Treatment of Fractional Shares, page 32

17.	Please clarify that the transfer agent will determine in its sole discretion when, how, and through which broker-dealers and at what price to sell aggregated fractional shares. Additionally, please confirm that the transfer agent and the broker-dealers it uses are not affiliates of Tribune Company or Tribune Publishing Company. For guidance, refer to Question 6 of Staff Legal Bulletin No. 4 (Sept. 16, 1997).

In response to the Staff’s comment, the Registrant has revised the disclosure on page 33. In addition, the Registrant confirms that the transfer agent and the broker-dealers it uses are not affiliates of Tribune Company or Tribune Publishing Company.

Max A. Webb	February 12, 2014

Material U.S. Federal Income Tax Consequences of the Distribution, page 33

18.	Please revise to refer to this section as a discussion of the material tax consequences rather than as a “summary.”

In response to the Staff’s comment, the Registrant has revised the disclosure on page 35.

19.	Please name tax counsel in this section.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 35.

20.	You state that the IRS Ruling will not rule that the distribution satisfies every requirement for a tax-free distribution. So that investors are better able to assess the scope and limitations of an IRS private letter ruling, please briefly describe what requirements the IRS will not rule on in a private letter ruling.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 35.

Regulatory Approval, page 37

21.	Please discuss the process for obtaining FCC consent with respect to the transfer of certain private business radio licenses and the anticipated timing. Please also clarify whether receipt of FCC consent in this regard is a condition to the distribution.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that prior to the effective date of the distribution, applications will be filed seeking FCC consent to the transfer of control from Tribune Company to the Registrant of the business radio licenses held by certain Tribune Company subsidiaries for use in connection with publishing operations. Such applications typically are granted in the ordinary course within 30 days of filing.

The Registrant respectfully advises the Staff that receipt of FCC consent is not a condition to the distribution. In the unlikely event the FCC has not acted as of the effective date of the distribution, Tribune Company and the Registrant will enter into an agreement pursuant to which Tribune Company will make the licensed facilities available for use by the Registrant pending receipt of FCC consent.

Max A. Webb	February 12, 2014

Relationships Between Tribune and Tribune Publishing, page 38

22.	All material terms and provisions of the agreements referenced in this section should be described. Please remove the disclaimer “are intended as overviews only” from the third sentence of the first paragraph of this section. Revise the third paragraph on page 94 in this manner as well.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 39 and 95 and will provide additional information in a subsequent amendment.

Real Estate Matters, page 40

23.	In the second paragraph you state that each property lease between you and the related party Tribune Real Estate Holdings contains arm’s length terms as determined based on the recommendation of an independent licensed real estate appraiser. Please provide us with further information that substantiates your assertion, and expand your disclosure accordingly. Alternatively, consider removing this disclosure. Conform disclosure in this regard contained elsewhere in your filing (for example, page 84 under “Properties”) as appropriate.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 41 and 85.

Financing Arrangements, page 41

24.	Please disclose the material terms of the debt financing that you anticipate arranging to fund the cash dividend to be paid to Tribune Company.

The Registrant intends to provide this information in a subsequent amendment.

Capitalization, page 43

25.	Please ensure that all transactions reflected in the pro forma amounts presented are clearly explained here, including how the pro forma amounts changed from the corresponding historical amounts. For example, effects of the debt financing that you anticipate arranging prior to the distribution from which a cash dividend to Tribune is to be paid and the revolving credit or working capital facility to fund working capital and other liquidity requirements you intend to enter into prior to the distribution should be disclosed here.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it will disclose the pro forma effects of the Registrant’s separation from Tribune Company and the transactions related to the separation in a subsequent amendment once such information is determined.

Max A. Webb	February 12, 2014

Unaudited Pro Forma Combined Financial Statements, page 44

Notes to Unaudited Pro Forma Combined Financial Statements, page 48

26.	Note (c) discusses the adjustment to remove the actuarially determined net periodic pension cost because you will not have continuing obligations under the Tribune defined benefit pension plans. Please explain to us and reflect the effects as appropriate of any benefits that you intend to provide directly to your employees in substitute for any benefits previously provided by Tribune. Also, separately reflect any material changes to compensation arrangements with executives, directors and other employees and other effects associated with the employee matters agreement you expect as a consequence of the separation.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that the benefits provided to Tribune Publishing employees pursuant to the Tribune Company-sponsored defined benefit pension plans are obligations of Tribune Company and substantially all of such plans are frozen in terms of pay and service. Therefore, no benefits are to be provided to Tribune Publishing employees after separation in substitute for any benefits previously provided by Tribune Company. Benefits are also currently provided to Tribune Publishing employees through a combination of defined contribution plans and participation in several multiemployer pension plans on behalf of certain employees represented by unions. The costs associated with these plans are included in Tribune Publishing’s financial statements. To the extent management determines it will provide additional retirement benefits or modify current benefits provided to Tribune Publishing employees, the Registrant will reflect the effects as a pro forma adjustment in a subsequent amendment if such adjustment is material, factually supportable and directly related to the separation.

The Registrant respectfully advises the Staff that it will include pro forma adjustments in a subsequent amendment to the extent there are any material changes to compensation arrangements.

27.	In note (d), please disclose the income tax rate upon which the income tax expense is based and how the rate was determined.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it will disclose the income tax rate and how the rate was determined in a subsequent amendment when all required pro forma adjustments are able to be calculated and presented. This information will be included in the note that corresponds to the income tax expense line item included in the Unaudited Pro Forma Combined Statement of Operations.

Max A. Webb	February 12, 2014

28.	In note (f), please disclose the amount of the debt issuance expense associated with the debt to be incurred and the rate of interest upon which interest expense is based on.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it will disclose the amount of the debt issuance expenses associated with the debt to be incurred and the rate of interest upon which interest expense is based in a subsequent amendment.

Management’s Discussion and Analysis, page 52

Results of Operations, page 60

29.	Please revise MD&A so that when changes to a line item are attributed to more than one source, please quantify each to the extent possible. See, for examples, the third paragraph on page 60 and the last sentence of the second paragraph on page 61.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it will quantify all material sources of changes to individual line items where appropriate under “Results of Operations” in the subsequent amendment in which financial statements and related disclosures for the year ended December 29, 2013 are included in compliance with the guidance in Rule 3-12 of Regulation S-X.

30.	In connection with the above comment, please quantify the effects of each of price/rate and volume/circulation factors indicated in regard to the analysis of revenue variances.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it will quantify effects of price/rate and volume/circulation factors in the revenue variance analysis under “Results of Operations—Operating Revenues” to the extent such information is available and relevant in the subsequent amendment in which financial statements and related disclosures for the year ended December 29, 2013 are included in compliance with the guidance in Rule 3-12 of Regulation S-X.

Max A. Webb	February 12, 2014

31.	Given that “cost of sales” and “selling, general and administrative” expenses are material line items within operating expenses, and that many of the expense types within operating expenses presently discussed are in each of these line items, please provide a complementary analysis of these line items, particularly in regard to variances as a percentage of revenue. We believe this will further aid investors in understanding your results.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it will provide a complimentary analysis of cost of sales and selling, general and administrative expenses under “Results of Operations” in the subsequent amendment in which the financial statements and related disclosures for the year ended December 29, 2013 are included in compliance with the guidance in Rule 3-12 of Regulation S-X.

Liquidity and Capital Resources, page 68

32.	Please expand your disclosure to provide more analysis of all factors directly affecting cash from operating activities between all interim and annual comparative periods presented. Mere reference to changes in operating profit, which is prepared on an accrual basis, and working capital may not be sufficient for a full understanding of the factors that directly affect operating cash without discussion of the associated underlying drivers, quantified as appropriate.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it will provide more analysis of the factors directly affecting cash from operating activities under “Liquidity and Capital Resources” in the subsequent amendment in which the financial statements and related disclosures for the year ended December 29, 2013 are included in compliance with the guidance in Rule 3-12 of Regulation S-X.

Critical Accounting Policies, page 71

33.	Please expand your disclosure to provide insight into the quality, sensitivity and variability regarding the material factors, assumptions, judgments and uncertainties that have materially affected or may materially affect amounts associated with the policies you have indicated. Your disclosure should be explicit as to which factors are most sensitive to change, any material deviations of estimates and assumptions from actual results, and the circumstances that resulted in revised assumptions in the past or that could lead to material changes in the future. To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it will expand the discussion of critical accounting policies to more clearly explain the significant assumptions and estimates associated with Tribune Publishing’s

Max A. Webb	February 12, 2014

policies, including those related to goodwill and intangible assets, other postretirement benefits and self-insurance reserves, in the subsequent amendment in which the financial statements and related disclosures for the year ended December 29, 2013 are included in compliance with the guidance in Rule 3-12 of Regulation S-X.

Competitive Strengths, page 79

Large footprint, page 79

34.	We note the statement about the Baltimore Sun in the first paragraph which seems inconsistent with the description on page 77. Please revise or advise.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 80.

Liquidity and Capital Resources, page 68

35.	Please revise the second paragraph to quantify the cash dividend and provide the terms of the debt financing and the revolver or credit facility. File the agreements as exhibits.

The Registrant intends to provide this information in a subsequent amendment when the amount and terms are available. The Registrant acknowledges that all exhibits are subject to the Staff’s review, and the Registrant will file any required exhibits with subsequent amendments.

Management, page 86

36.	Please revise the biography of Steven Burns to discuss and include in the biographies of directors who will serve on your board following the distribution a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

The Registrant acknowledges the Staff’s comment and respectfully submits that no such disclosure has been included with respect to Steven Berns, as he will no longer be a director of the Registrant at the time of the distribution. The Registrant intends to provide this information with respect to directors who will serve on the board following the distribution in a subsequent amendment.

Max A. Webb	February 12, 2014

Executive Compensation, page 89

37.	Please confirm that you will present Item 401 disclosure about your named executive officers in a subsequent amendment as well as information about their compensation or tell us why you believe this information would not be material to investors seeking to understand your company.

In response to the Staff’s comment, the Registrant confirms that it will present disclosure in accordance with Item 401 of Regulation S-X regarding named executed officers in a subsequent amendment. With respect to information about the compensation of named executive officers, the Registrant will provide forward-looking compensation disclosure, such as employment agreements, stock incentive plans and bonus plans, in a subsequent amendment. As noted on page 90, historical compensation information of certain employees of Tribune Company who will become executive officers of the Registrant upon completion of the distribution is not indicative of the compensation of those executives following the completion of the distribution. Accordingly, the Registrant does not plan to include information regarding compensation and other benefits paid to those executives by Tribune Company during 2013 or prior years.

Description of Capital Stock, page 94

38.	We note that you qualify the description of Tribune Publishing common stock by reference to the applicable provisions of the Delaware General Corporation Law. It is not appropriate to qualify this discussion by reference to information that is not included in the information statement or as an exhibit to the registration statement. Please revise accordingly.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 95.

Financial Statements, F-1

39.	Please update the financial statements in compliance with Rule 3-12 of Regulation S-X at the effective date of the registration statement, as appropriate.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that the current financial statements and related disclosures in the Registration Statement comply with the guidance outlined in Rule 3-12 of Regulation S-X. The Registrant will continue to update the financial statements and related disclosures in subsequent amendments to comply with the guidance in Rule 3-12 of Regulation S-X.

Max A. Webb	February 12, 2014

40.	We note you provide consolidated financial statements of Tribune Company on Tribune Company’s website, and that there is separate presentation of certain amounts attributed to the publishing segment in those financial statements. Please explain to us why amounts in Tribune Publishing Company’s financial statements are materially lower than the corresponding amounts for the publishing segment in Tribune Company’s financial statements for the following items and period of time:

•	Balance of intangible assets subject to amortization at September 29, 2013

•	Goodwill and total assets at December 25, 2011, December 30, 2012 and September 29, 2013

•	Operating profit (loss) for the years ended December 26, 2010, December 25, 2011, and December 30, 2012, and for the nine months ended September 23, 2012 and September 29, 2013

We note that amounts for “mastheads” appear to agree between the two company’s financial statements for all corresponding periods.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that the differences between the publishing segment in Tribune Company’s consolidated financial statements and Tribune Publishing’s combined financial statements for the amounts noted above primarily relate to a discrete business and certain assets included in the publishing segment of Tribune Company in accordance with Accounting Standards Codification Topic 280, “Segment Reporting” that will not be contributed to Tribune Publishing as part of the separation. The Registrant concluded that excluding these items from the basis of presentation provides a more meaningful presentation to potential investors of Tribune Publishing and is in accordance with the guidance included in Staff Accounting Bulletin Topic 5.Z.7. These differences are further discussed below.

Intangible assets subject to amortization at September 29, 2013

The difference is due entirely to intangible assets subject to amortization related to Tribune Media Services, LLC, a leading provider of entertainment-related data, which is included in the publishing segment of Tribune Company. The business is currently part of the publishing segment, but will be retained by Tribune Company and is therefore not included in Tribune Publishing’s combined financial statements.

Goodwill at December 25, 2011, December 30, 2012 and September 29, 2013

The difference is due entirely to goodwill related to Tribune Media Services, LLC, which is included in the publishing segment of Tribune Company. The business is currently part of the publishing segment, but will be retained by Tribune Company and is therefore not included in Tribune Publishing’s combined financial statements.

Max A. Webb	February 12, 2014

Total assets at December 25, 2011, December 30, 2012 and September 29, 2013

The difference is primarily related to Tribune Media Services, LLC, Tribune Company’s investments in CareerBuilder, LLC and Classified Ventures, LLC and certain real estate and other assets, all of which will be retained by Tribune Company and were presented in the publishing segment in Tribune Company’s consolidated financial statements.

Operating profit (loss) for the years ended December 26, 2010, December 25, 2011, and December 30, 2012, and for the nine months ended September 23, 2012 and September 29, 2013

The difference is primarily related to the exclusion of Tribune Media Services, LLC, as described above, and the corporate management fee allocation from Tribune Company. Tribune Publishing includes certain allocated charges from Tribune Company, including the allocation of a corporate management fee for certain corporate support services, as further described in the notes to Tribune Publishing’s combined financial statements. These costs are reported under corporate in the presentation of Tribune Company’s business segments.

41.	Given that Tribune Publishing Company converted to a taxable C corporation in 2013 and operated as a nontaxable subchapter S corporation prior to then, please present pro forma income tax expense as a C corporation on the face of each annual and interim combined statement of comprehensive income included in your filing as appropriate.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it will present pro forma income tax expense as a C corporation on the face of the combined statement of comprehensive income for periods prior to the conversion to a taxable C corporation in the subsequent amendment in which the financial statements and related disclosures for the year ended December 29, 2013 are included in compliance with the guidance in Rule 3-12 of Regulation S-X.

Max A. Webb	February 12, 2014

Notes to the Combined Financial Statements, page F-7

Note 6. Related Party Transactions with Tribune and Tribune Affiliates, page F-25

Related Party Lease Agreements, page F-28

42.	You disclose that effective December 1, 2013 you modified certain provisions of the related party leases with the Tribune real estate holding companies. As a result of these modifications, you determined that you no longer have forms of continuing involvement with the transferred properties that originally precluded you from derecognizing those properties from your combined financial statements. Accordingly, in December 2013 you will derecognize such properties from your combined financial statements. Please tell us and revise to disclose as appropriate the specific provisions that were modified and how such modifications affected your accounting.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that in 2013, Tribune Publishing entered into related party lease agreements with the real estate holding companies to lease back certain land and buildings that were transferred to the holding companies. Although the properties subject to the related party leases were legally transferred to the holding companies, Tribune Publishing determined that pursuant to the terms of the leases, it maintained forms of continuing involvement with the properties, which, pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 840, “Leases,” precluded Tribune Publishing from derecognizing those properties from its combined financial statements.

The specific provisions of the related party leases that were modified related to prohibited forms of continuing involvement that were deemed to provide forms of contingent collateral under ASC Topic 840-40-25-14. The provisions that were modified primarily related to the removal of certain protections provided to the landlord in the event of default by the tenant, including the right to collect rent and other balances owed by tenant under the lease utilizing insurance proceeds received by the landlord in the event of damage and otherwise payable to the tenant as well as the right to collect rent directly from subtenants to the extent all or a portion of the premise is sublet. The leases were modified to remove these protections and thereby eliminate the prohibited forms of contingent collateral under ASC Topic 840. Taken as whole, none of these provisions were material terms to the leases. However, the Registrant will revise the disclosure to state that the modifications were related to certain protections provided to the landlord in the event of default by the tenant in the subsequent amendment in which the financial statements and related disclosures for the fiscal year ended December 29, 2013 are included in compliance with the guidance in Rule 3-12 of Regulation S-X.

* * * * *

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Registrant may not assert Staff comments and this action as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Max A. Webb	February 12, 2014

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6983.

Regards,

/s/ Morgan J. Hayes

Morgan J. Hayes

cc:	Steven Berns

                           Tribune Publishing Company

Edward Lazarus

                           Tribune Company